SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Summit Properties Partnership, L.P.

(Name of Subject Company)

Summit Properties Partnership, L.P.
Camden Property Trust
(Names of Filing Persons (Offeror))

Common Units of Limited Partnership Interest
(Title of Class of Securities)

n/a
(CUSIP Number of Class of Securities)

Richard J. Campo	Steven R. LeBlanc
Chairman of the Board and Chief Executive Officer	President and Chief Executive Officer
Camden Property Trust	Summit Properties, Inc.,
3 Greenway Plaza, Suite 1300	general partner of
Houston, Texas 77046	Summit Properties Partnership, L.P.
(713) 354-2500	309 East Morehead Street, Suite 200
Charlotte, North Carolina 28202
(704) 334-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bryan L. Goolsby	Gilbert G. Menna
Toni Weinstein	John T. Haggerty
Locke Liddell & Sapp LLP	Goodwin Procter LLP
2200 Ross Avenue, Suite 2200	Exchange Place
Dallas, TX 75201	Boston, MA 02109
(214) 740-8000	(617) 570-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$69,120,608	$8,135

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the exchange of 3,343,004 outstanding common units of limited partnership interest, which are redeemable for shares of common stock of Summit Properties Inc. (“Summit Common Stock”), for 2,235,466 units of limited partnership interest, which will be redeemable for common shares of beneficial interest of Camden Property Trust, and is based upon the last reported closing price of Summit Common Stock on January 26, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,894	Filing Party:	Summit Properties Partnership, L.P.
			Camden Property Trust
Form or Registration No.:	333-120734	Date Filed:	November 24, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on January 27, 2005 by Summit Properties Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”). This Schedule TO relates to the offer by the Operating Partnership and Camden Property Trust, a Texas real estate investment trust (“Camden”) to exchange each of the outstanding common units of limited partnership interest in the Operating Partnership (the “Existing Units”), which are redeemable for one share of common stock of Summit Properties Inc., a Maryland corporation (“Summit”), for $31.20 in cash, without interest, or .6687 of a unit of limited partnership interest in the Operating Partnership (the “New Units”), which will be redeemable for one common share of beneficial interest (“Camden Common Shares”) of Camden, at the election of the holder thereof, upon the terms and subject to the conditions set forth in the consent solicitation/prospectus dated January 25, 2005 (the “Prospectus”), which is a part of the Operating Partnership’s and Camden’s Registration Statement on Form S-4 (File No. 333-120734) initially filed with the Securities and Exchange Commission on November 24, 2004 (the “Registration Statement”), and in the related Election Form, which is filed as part of Exhibit 99.3 to the Registration Statement. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Prospectus or the Schedule TO.

     The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items of the Schedule TO, except as otherwise set forth below.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

     The following table sets forth the names of all of the parties to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership:

Patrick Bailey, Jr.	Thomas J. Mannausa
Kenneth M. Barnes, Revocable Trust	Daniel P. McCabe
Thomas M. Barnhardt	Susan H. McDowell
Bissell Ballantyne, LLC	William B. McGuire, Jr.
James H. & Sybil Blumenberg	Mark L. Messerly
Sybil Blumenberg	Roy H. Michaux, Jr.
Charles C. Bollinger	Milan Investment Trust — 1/1/93
Douglas L. Boone	Jack R. Miller
David R. Boozer	Andrew R. Modrall
Timothy A. Braswell	John C. Moore
Charles W. Brown III	Kenneth M. Murphy
Eugene E. Brucker	J, Frank Newton
Andrew P. Collins	P&G, LLC
Crosland Investors, Inc.	Randy J. Pace
John Crosland, Jr.	Michael L. Pacillio
Crosland-Erwin & Assoc. No. VI	William F. Paulsen
T. Carl Dedmon	L. Gordon Pfefferkorn, Jr.
Robert W. Donaldson, Jr.	Eugene V. Rankin
Alvina Donnewald — c/o R. Donnewald Estate	Sam J. Rosenbloom
Keith L. Downey	Robert, W. Sauer — Grantor Trust
David J. Elwell	James C. Smith
B. D. Farmer, III	Stephen F. Smoak
John T. Flattery	Brant R. Snavely, Jr.
James S. Forrester	Eloise Y. Spangler
Harvey & Cynthia P. Frohlichstein	Emil A. Stange
Robert H. Gaither	Street Enterprises, L. P.
John G. Golding	John B. Summers
John T. Gray	Summit Properties Inc.
Charles H. Griffin	Roberta K. Symonds
Dale G. Hafele	Nick Tacony
David E. Harrold	TCR Legacy Square L. P.

William M. Herndon	J. Ronald Terwilliger
Steven L. Ingram	Patricia B. Terwilliger
Frances J. Intagliata	The Crosland Group Inc.
JJJ Associates, LLC	The Franz J. Zimmer Revocable Trust
John Crosland, Sr. Trust 10/25/74	Edward D. Trevillian
Donald H. Jones	David F. Tufaro
Raymond V. Jones	Michael A. Underwood
Ruthanne (Wise) Jones	Rebecca G. Vaughn
Bruce R. Keene	W. A. & C. D. Frank Living Trust
Keith H. Kuhlman Revocable Trust of 1992	Lori Wendling
Keith H. Kuhlman Charitable RemainderTrust of 2004	Westbury Park Associates
Duncan A. Killen	Westbury Woods Associates
Richard E. Killough	Owen H. Whitfield
Jack Krause	Leonard W. Wood
Jean H. Lamb	Mary Beth Woodard
Leonard W. Wood Family L/P	Gerald S. Workman
Paul R. Leonard, Jr.	Worthing Holdings, LLC
Roger M. Lewis	Stephen C. Wylie
Justin F. Little	Bernard A. Zimmer
Michael G. Malone

     The last paragraph on page 61 of the Prospectus in the section entitled “The Transaction—Opinion of JPMorgan” is hereby amended and restated to read as follows:

     “In addition, JPMorgan and its affiliates have provided investment banking and/or commercial banking services in the past for both Summit and Camden in each case for customary compensation, and currently, one of JPMorgan’s affiliates is an agent bank and lender under Camden’s unsecured credit facility, which may be drawn in whole or in part to fund a portion of the merger consideration. During the past two years, JPMorgan has not provided any such services to Summit, and JPMorgan has earned approximately $1,600,000 for investment banking and/or commercial banking services provided to Camden. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Summit or Camden for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.”

     The second paragraph of the section entitled “The Exchange Offer—Consequences of Failure to Properly Tender Existing Units in the Exchange Offer” is hereby amended and restated to read as follows:

     “Each existing unit that is not tendered for exchange, is withdrawn for exchange (and not validly re-tendered) or is tendered but not accepted in connection with the exchange offer will, as a result of the approval and effectiveness of the new partnership agreement, automatically be converted into .6687 of a new unit at the closing of the exchange offer.”

     The following is added as the last paragraph of the section entitled “The Exchange Offer—Consequences of Failure to Properly Tender Existing Units in the Exchange Offer”:

     “Both the existing partnership agreement and the new partnership agreement provide that the term of the Operating Partnership will continue until October 31, 2093, unless the Operating Partnership is dissolved sooner pursuant to the provisions of the partnership agreement or as otherwise provided by law. See “Description of the New Partnership Agreement and the New Units—Liquidation of the Operating Partnership.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Item 5 of the Schedule TO is hereby amended and restated to read as follows:

     “(e) The information in the Prospectus under the headings “Summary,” “Risk Factors,” “The Transaction—Background of the Transaction,” “The Transaction—Trust Managers and Executive Officers of Camden After the Transaction,” “The Transaction—Conflicts of Interest of Summit Directors and Executive Officers in the Merger,” “The Merger Agreement,” “Description of the New Partnership Agreement and the New Units,” “Ancillary Agreements” and “Comparison of Unitholder Rights” is incorporated herein by reference.”

Item 10. Financial Statements.

     Item 10 of the Schedule TO is hereby amended and supplemented to include the following information.

     The following is added as the first full paragraph of page 115 of the Prospectus:

     “The audited financial statements of the Operating Partnership for its last two fiscal years are incorporated herein by reference to pages 50 through 79 of the Operating Partnership’s Annual Report on Form 10-K for the year ended December 31, 2003, and the audited financial statements of Camden for its last two fiscal years are incorporated herein by reference from pages 19 through 42 of Camden’s Annual Report to the Shareholders for the year ended December 31, 2003, which pages are filed as Exhibit 13.1 to its Annual Report on Form 10-K for the year ended December 31, 2003. You may inspect and obtain copies of this information as set forth above.”

Item 11. Additional Information.

     Item 11 of the Schedule TO is amended and supplemented to add the following paragraph as the last paragraph of the section entitled “A Warning About Forward-Looking Statements” on page 42 of the Prospectus:

     “The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to tender offers. Forward-looking statements made in connection with the exchange offer have, therefore, not been protected by such Act’s safe harbor provisions.”

     Item 11 of the Schedule TO is further amended and supplemented to add the following paragraph as the last paragraph of the section entitled “Additional Information” immediately preceding the Table of Contents of the Prospectus:

     “THE OFFERORS DO NOT VIEW THE CERTIFICATION MADE BY UNIT HOLDERS IN ANY DOCUMENT DELIVERED IN CONNECTION WITH THE EXCHANGE OFFER, INCLUDING BUT NOT LIMITED TO THE ELECTION FORM, THAT ANY UNIT HOLDER HAS READ THE OFFERING MATERIALS AS A WAIVER OF LIABILITY AND THE OFFERORS PROMISE NOT TO ASSERT THAT THIS PROVISION CONSTITUTES A WAIVER OF LIABILITY.”

Item 12. Exhibits.

(a)(1)(A)	Consent Solicitation/Prospectus, dated January 25, 2005. Incorporated by reference to the Registration Statement.

(a)(1)(B)	Form of consent solicited by the Board of Directors of Summit Properties Inc., as general partner of Summit Properties Partnership, L.P. and Form of Election and related documentation. Incorporated by reference to Exhibit 99.3 to the Registration Statement.

(a)(5)(A)	Press Release issued by Camden and Summit on October 4, 2004. Filed pursuant to Rule 425 on October 4, 2004.

(a)(5)(B)	Press Release issued by Summit on January 27, 2005. Incorporated by reference to the Schedule TO filed by Summit Properties Partnership, L.P. on January 22, 2005.

(b)(A)	Form of Amended and Restated Credit Agreement dated January 14, 2005 among Camden Property Trust, the lenders named therein, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, Wachovia Bank, N.A. and Wells Fargo Bank, N.A., as documentation agents, Banc of America Securities LLC, as sole lead arranger and joint bookrunner, and J.P. Morgan Securities Inc., as joint bookrunner. Incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K of Camden Property Trust filed on January 18, 2005 (File No. 1-12110).

(b)(B)	Credit Agreement, dated as of January 19, 2005, among Camden Property Trust, Bank of America, N.A., as administrative agent, the Lenders named therein and Banc of America Securities LLC, as sole lead arranger. Incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K of Camden Property Trust filed on January 20, 2005 (File No. 1-12110).

(d)(A)	Agreement and Plan of Merger, dated as of October 4, 2004, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 5, 2004 (File No. 1-12110).

(d)(B)	Amendment No. 1 to Agreement and Plan of Merger, dated October 6, 2004, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 6, 2004 (File No. 1-12110).

(d)(C)	Amendment No. 2 to Agreement and Plan of Merger, dated January 24, 2005, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on January 24, 2005 (File No. 1-12110).

(d)(D)	Form of Registration Rights Agreement between Camden Property Trust and the holders named therein. Incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-4 of Camden Property Trust filed on November 24, 2004 and included as Annex D to the Prospectus.

(d)(E)	Voting Agreement dated as of October 4, 2004 among Camden Property Trust, William B. McGuire, Jr. and William F. Paulsen. Incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 4, 2004 (File No. 1-12110).

(d)(F)	Form of Second Amended and Restated Agreement of Limited Partnership of Camden Summit Partnership, L.P. among Camden Summit, Inc., as general partner, and the persons whose names are set forth on Exhibit A thereto. Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form S-4 (Registration No. 333-120733) of Camden Property Trust filed on November 24, 2004 and included Annex B to the Prospectus.

(d)(G)	Form of Tax, Asset and Income Support Agreement among Camden Property Trust, Camden Summit, Inc., Camden Summit Partnership, L.P. and each of the limited partners who have executed a signature page thereto. Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form S-4 of Camden Property Trust (Registration No. 333-120733) filed on November 24, 2004 and included as Annex C to the Prospectus.

(g)	None.

(h)(A)	Opinion of Locke Liddell & Sapp LLP regarding the qualification of Camden Property Trust as a real estate investment trust for federal income tax purposes. Incorporated by reference from Exhibit 8.1 to the Registration Statement.

(h)(B)	Opinion of Goodwin Procter LLP regarding the qualification of Summit Properties Inc. as a real estate investment trust for federal income tax purposes. Incorporated by reference from Exhibit 8.2 to the Registration Statement.

(h)(C)	Opinion of Goodwin Procter LLP regarding the qualification of Summit Properties Partnership, L.P. as a partnership for federal income tax purposes. Incorporated by reference from Exhibit 8.3 to the Registration Statement.

(h)(D)	Opinion of Goodwin Procter LLP regarding the qualification of the merger as a tax-free reorganization for federal income tax purposes. Incorporated by reference from Exhibit 8.4 to the Registration Statement.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005	SUMMIT PROPERTIES PARTNERSHIP, L.P.

By: Summit Properties Inc., its general partner

By:      /s/ Steven R. LeBlanc
            Steven R. LeBlanc
            President and Chief Executive Officer

CAMDEN PROPERTY TRUST

By:     /s/ Dennis M. Steen
            Dennis M. Steen
            Senior Vice President-Finance, Chief Financial
            Officer and Secretary